EXHIBIT 99.1
                                                                  ------------

                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

NEWS RELEASE

FEBRUARY 7, 2006

------------------------------------------------------------------------------

ARC ENERGY TRUST RELEASES 2005 YEAR-END RESERVES INFORMATION

CALGARY, FEBRUARY 7, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC") released today its 2005 year-end reserves information.

HIGHLIGHTS

    o RESERVES PER TRUST UNIT INCREASED 10 PERCENT AT YEAR-END 2005 TO 1.13 BOE PER UNIT ON A PROVED RESERVES BASIS AND 1.42 BOE PER UNIT ON A PROVED PLUS PROBABLE RESERVES BASIS.

    o REPLACED 310 PER CENT OF ANNUAL PRODUCTION AT AN ALL IN ANNUAL FINDING, DEVELOPMENT AND ACQUISITION ("FD&A") COST OF $13.64 PER BARREL OF OIL EQUIVALENT ("BOE") BEFORE CONSIDERATION OF FUTURE DEVELOPMENT CAPITAL ("FDC") FOR THE PROVED PLUS PROBABLE RESERVES CATEGORY; INCLUDING FDC, THE FD&A COST WAS $16.09 PER BOE.

    o PROVED RESERVES INCREASED 18 PERCENT TO 229 MMBOE AT YEAR-END 2005, AND PROVED PLUS PROBABLE RESERVES ALSO INCREASED 18 PERCENT TO 287 MMBOE.

    o PROVED PLUS PROBABLE RESERVE LIFE INDEX ("RLI") HAS INCREASED TO 12.9 YEARS FROM 12.2 LAST YEAR WHILE THE PROVED RLI INCREASED TO 10.3 YEARS FROM 9.7.

    o ACQUISITION ACTIVITY WAS SIGNIFICANT IN 2005 WITH 48 MMBOE OF PROVED PLUS PROBABLE RESERVES ACQUIRED AT AN AVERAGE COST OF $12.47 PER BOE (EXCLUDING FDC).

RESERVES

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument ("NI") 51-101. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in ARC's Annual Information Form ("AIF").

Based on an independent reserves evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2005 and prepared in accordance with NI 51-101, ARC had proved plus probable reserves of 287 MMboe(1). Reserve additions from exploration and development activities (including revisions) were 16 MMboe while 48 MMboe were added through acquisitions (net of minor dispositions), bringing the total additions to 64 MMboe. This represents 310 per cent of the 21 MMboe produced during 2005. As a result, year-end 2005 reserves are 18 percent higher than the 244 MMboe of proved plus probable reserves recorded at year-end 2004.

Proved developed producing reserves represent 66 per cent of proved plus probable reserves (up from 63 per cent in 2004) while total proved reserves account for 80 per cent of proved plus probable reserves. Approximately 57 per cent of ARC's reserves are crude oil and natural gas liquids and 43 per cent are natural gas on a 6:1 boe conversion basis.

----------------------------
(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 8, 2006
Page 2

-----------------------------------------------------------------------------------------------------------------------
RESERVES SUMMARY 2005 USING GLJ JANUARY 1, 2006 FORECAST PRICES AND COSTS
-----------------------------------------------------------------------------------------------------------------------
COMPANY INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2005         2004
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       98,934       2,971     101,905     10,393      461.3       189,179      152,968

Proved Developed Non-Producing          1,762           0       1,762        433       15.7         4,818        2,349

Proved Undeveloped                     13,866          40      13,906      1,346      118.7        35,036       38,656

Total Proved                          114,562       3,011     117,573     12,172      595.7       229,033      193,973

Proved plus Probable                  144,528       3,787     148,315     15,070      741.7       286,997      243,974
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
GROSS INTEREST (WORKING INTEREST BEFORE ROYALTIES PAYABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2005         2004
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       98,844       2,692     101,536     10,192      448.2       186,435      150,188

Proved Developed Non-Producing          1,760           0       1,760        433       15.7         4,816        2,346

Proved Undeveloped                     13,863          40      13,903      1,346      118.6        35,023       38,627

Total Proved                          114,467       2,732     117,199     11,970      582.6       226,273      191,160

Proved plus Probable                  144,414       3,457     147,871     14,824      726.6       283,795      240,788
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2005         2004
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       88,083       2,725      90,808      7,358      380.1       161,509      128,508

Proved Developed Non-Producing          1,559           0       1,559        314       12.4         3,944        1,899

Proved Undeveloped                     12,032          34      12,066        948       97.0        29,183       32,081

Total Proved                          101,674       2,758     104,432      8,621      489.5       194,637      162,488

Proved plus Probable                  127,813       3,458     131,271     10,713      609.0       243,482      204,357
=======================================================================================================================

News Release - February 8, 2006
Page 3

---------------------------------------------------------------------------------------------------------------------
RESERVES RECONCILIATION
---------------------------------------------------------------------------------------------------------------------
COMPANY INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE)
                                           Light and        Heavy                                                Oil
                                        Medium Crude    Crude Oil   Total Crude  NGL's      Natural       Equivalent
                                          Oil (mbbl)       (mbbl)    Oil (mbbl)     (mbbl)  Gas (bcf)    2005 (mboe)
---------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                               65,757        3,105        68,861      9,647        447        152,968
  Exploration Discoveries                      (263)          263             0         65          6            987
  Drilling Extensions                            672            0           672        254          9          2,461
  Improved Recovery                              948            0           948        157          4          1,826
  Infill Drilling                              2,002           46         2,048        374         31          7,518
  Technical Revisions                          2,499        (151)         2,349       (36)          7          3,546
  Acquisitions                                34,250            0        34,250      1,393         17         38,543
  Dispositions                                 (334)            0         (334)       (67)        (1)          (610)
  Economic Factors                             1,443          167         1,609         69          5          2,473
  Production                                 (8,040)        (458)       (8,498)    (1,462)       (63)       (20,533)
CLOSING BALANCE                               98,934        2,971       101,905     10,393        461        189,179
---------------------------------------------------------------------------------------------------------------------
TOTAL PROVED
OPENING BALANCE                               80,999        3,201        84,200     11,534        589        193,973
  Exploration Discoveries                      (206)          206             0         60          5            828
  Drilling Extensions                            493            0           493        325         15          3,308
  Improved Recovery                              772            0           772        251          5          1,815
  Infill drilling                              2,426           46         2,471        275         16          5,484
  Technical Revisions                            318        (179)           139      (311)          7            962
  Acquisitions                                36,797            0        36,797      1,506         18         41,380
  Dispositions                                 (397)            0         (397)       (68)        (1)          (679)
  Economic Factors                             1,401          195         1,597         63          5          2,495
  Production                                 (8,040)        (458)       (8,498)    (1,462)       (63)       (20,533)
CLOSING BALANCE                              114,562        3,011       117,573     12,173        596        229,033
---------------------------------------------------------------------------------------------------------------------
PROBABLE
OPENING BALANCE                               23,932          863        24,794      2,698        135         50,001
  Exploration Discoveries                         62         (62)             0         15          1            257
  Drilling Extensions                             54            0            54        151         11          1,995
  Improved Recovery                              (5)            0           (5)         31          1            127
  Infill Drilling                                845         (26)           819        107          3          1,344
  Technical Revisions                        (1,199)         (21)       (1,220)      (345)        (8)        (2,858)
  Acquisitions                                 6,626            0         6,626        257          3          7,406
  Dispositions                                  (63)            0          (63)       (15)          0          (125)
  Economic Factors                             (285)           22         (263)          0          0          (184)

  Production                                       0            0             0          0          0              -
CLOSING BALANCE                               29,967          776        30,742      2,898        146         57,963
---------------------------------------------------------------------------------------------------------------------
PROVED PLUS PROBABLE
OPENING BALANCE                              104,930        4,064       108,994     14,232        724        243,974
  Exploration Discoveries                      (144)          144             0         75          6          1,085
  Drilling Extensions                            547            0           547        475         26          5,303
  Improved Recovery                              767            0           767        282          5          1,943
  Infill Drilling                              3,271           20         3,290        382         19          6,827
  Technical Revisions                          (881)        (200)       (1,081)      (657)        (1)        (1,896)
  Acquisitions                                43,423            0        43,423      1,763         22         48,786
  Dispositions                                 (460)            0         (460)       (83)        (2)          (804)
  Economic Factors                             1,117          217         1,334         63          5          2,311
  Production                                 (8,040)        (458)       (8,498)    (1,462)       (63)       (20,533)
CLOSING BALANCE                              144,529        3,787       148,315     15,070        742        286,997
---------------------------------------------------------------------------------------------------------------------

News Release - February 8, 2006
Page 4
------------------------------------------------------------------------------
Additional reserves reconciliation information on a Net Interest basis is included at the end of this news release.

RESERVE LIFE INDEX (RLI)

ARC's proved plus probable RLI was 12.9 years at year-end 2005 while the proved RLI was 10.3 years based upon the GLJ reserves and ARC's 2006 production guidance of 61,000 boe per day. The following table summarizes ARC's historical RLI.

RESERVE LIFE INDEX
                                           2005      2004      2003       2002      2001       2000      1999      1998
------------------------------------------------------------------------------------------------------------------------
Total Proved                               10.3       9.7      10.1       10.1       9.8       10.4      10.1      10.0

Proved Plus Probable (Established
reserves for 2002 and prior years)         12.9      12.2      12.4       11.8      11.5       12.1      12.0      11.9
========================================================================================================================

NET PRESENT VALUE ("NPV") SUMMARY 2005

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2006 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF THE RESERVES.

NPV OF CASH FLOW USING GLJ JANUARY 1, 2006 FORECAST PRICES AND COSTS

                                                         Discounted     Discounted      Discounted     Discounted
NI 51-101 Net interest                  Undiscounted          at 5%         at 10%          at 15%         at 20%
                                                 $MM            $MM            $MM             $MM            $MM
-------------------------------------------------------------------------------------------------------------------
Proved Producing                               5,245          3,748          3,010           2,562          2,257
Proved Developed Non-Producing                   135             94             73              61             52
Proved Undeveloped                               741            466            315             221            159
Total Proved                                   6,121          4,308          3,398           2,844          2,467
Probable                                       1,627            806            493             340            251
Proved plus Probable                           7,748          5,114          3,891           3,184          2,719
===================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 77 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. GLJ's price forecast utilized in the evaluation is summarized below.

GLJ JANUARY 1, 2006 PRICE FORECAST
------------------------------------------------------------------------------------------------------------
                                          West Texas
                                  Intermediate Crude    Edmonton Light    Natural Gas at
                                                 Oil         Crude Oil              AECO   Foreign Exchange
Year                                        ($US/bbl)        ($Cdn/bbl)      ($Cdn/mmbtu)         ($US/$Cdn)
------------------------------------------------------------------------------------------------------------
                            2006               57.00             66.25             10.60               0.85
                            2007               55.00             64.00              9.25               0.85
                            2008               51.00             59.25              8.00               0.85
                            2009               48.00             55.75              7.50               0.85
                            2010               46.50             54.00              7.20               0.85
                            2011               45.00             52.25              6.90               0.85
                            2012               45.00             52.25              6.90               0.85
                            2013               46.00             53.25              7.05               0.85
                            2014               46.75             54.25              7.20               0.85
                            2015               47.75             55.50              7.40               0.85
                            2016               48.75             56.50              7.55               0.85
Escalate thereafter at                      +2.0%/yr          +2.0%/yr          +2.0%/yr               0.85
============================================================================================================

News Release - February 8, 2006
Page 5
------------------------------------------------------------------------------
The reserves have also been evaluated using constant prices and costs effective December 31, 2005. Following are the values determined using this constant price analysis.

NPV OF CASH FLOW USING DECEMBER 31, 2005 CONSTANT PRICES AND COSTS
                                                        Discounted      Discounted     Discounted     Discounted
NI 51-101 Net Interest                 Undiscounted          at 5%          at 10%         at 15%         at 20%
                                                $MM            $MM             $MM            $MM            $MM
-----------------------------------------------------------------------------------------------------------------
Proved Producing                              6,926          4,788           3,726          3,089          2,661
Proved Developed Non-Producing                  174            122              94             76             65
Proved Undeveloped                            1,069            693             482            350            261
Total Proved                                  8,169          5,602           4,302          3,515          2,987
Probable                                      2,049          1,063             668            466            347
Proved plus Probable                         10,218          6,665           4,970          3,982          3,334
=================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 75 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. The prices utilized in the constant price evaluation are summarized below.

CONSTANT PRICES AT DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------
                                     West Texas
                             Intermediate Crude    Edmonton Light    Natural Gas at
                                            Oil         Crude Oil              AECO   Foreign Exchange
Year                                   ($US/bbl)        ($Cdn/bbl)      ($Cdn/mmbtu)         ($US/$Cdn)
-------------------------------------------------------------------------------------------------------
2006 and thereafter                     $ 61.04           $ 68.27            $ 9.71             0.8577
=======================================================================================================

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV AT DECEMBER 31, 2005 (a)
-----------------------------------------------------------------------------------------------------
                                                                                GLJ         Constant
$Millions                                                            Price Forecast   Price Forecast
-----------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved Plus Probable Reserves                $3,891           $4,970
     discounted @ 10%
Undeveloped Lands (b)                                                            59               59
Working Capital Deficit (including current portion of debt) (c)                (51)             (51)
Reclamation Fund                                                                 23               23
Commodity and Foreign Currency Contracts(d)                                      (2)              (2)
Long-term Debt                                                                 (527)            (527)
Asset Retirement Obligation (e)                                                 (35)             (44)
-----------------------------------------------------------------------------------------------------
Net Asset Value                                                               3,358            4,428
Units Outstanding (000's) (f)                                               202,039          202,039
-----------------------------------------------------------------------------------------------------
NAV/UNIT                                                                     $16.62           $21.92
=====================================================================================================

(a) Financial information is per ARC's year-end financial statements.
(b) Internal estimate.
(c) Working capital deficit excludes commodity and foreign currency contracts
(d) Commodity and foreign currency contracts represent the fair market value of such contracts as at December 31, 2005 based on the GLJ future pricing used to arrive at the value of Proved plus Probable reserves. This amount differs from the value of commodity and foreign currency contracts in the year-end financial statements due to differing future pricing assumptions.
(e) The Asset Retirement Obligation ("ARO") is calculated based on the same methodology that was used to calculate the ARO on ARC's year-end financial statements, with the exception that future expected ARO costs were discounted at 10 per cent. The total discounted ARO at 10 percent of $70 million was reduced by $35 million and $26 million respectively, relating to well abandonment costs that were incorporated in the Value of the Proved Plus Probable reserves discounted at 10 per cent pursuant to the escalated and constant price cases as per NI 51-101.
(f) Represents total trust units outstanding and trust units issuable for exchangeable shares as at December 31, 2005.

News Release - February 8, 2006
Page 6
------------------------------------------------------------------------------
In the absence of adding reserves to the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves which enhances the Trust's NAV.

In order to determine the "going concern" value of the Trust, a more detailed assessment would be required of the upside potential of specific properties and the ability of the ARC team to continue to make value-adding capital expenditures. At inception of the Trust on July 16, 1996, the NAV was determined to be $11.42 per unit based on a 10 per cent discount rate; since that time, including the January 15, 2006 distribution, the Trust has distributed $16.23 per unit. Despite having distributed more cash than the initial NAV, the NAV as at December 31, 2005 was $16.62 per unit using GLJ prices and $21.92 per unit using constant prices and costs. NAV per unit increased $5.19 per unit during 2005 after distributing $1.99 per unit to unitholders. Following is a summary of historical NAV's calculated at each of the Trust's year-ends utilizing GLJ price forecasts.

HISTORICAL NAV - DISCOUNTED AT 10 PER CENT
----------------------------------------------------------------------------------------------------------------
$Millions, except per unit amounts              2005      2004      2003      2002      2001     2000      1999
----------------------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved
plus Probable reserves(a)                     $3,891    $2,389    $1,689    $1,302    $1,216     $945      $530
Undeveloped lands                                 59        48        50        20        22        6        12
Reclamation fund                                  23        21        17        13        10       10         7
Commodity and Foreign Currency Contracts(b)       (2)      (12)
Long term debt, net of working capital          (578)     (265)     (262)     (348)     (289)    (109)     (125)
Asset retirement obligation                      (35)      (23)      (27)        -         -        -         -
----------------------------------------------------------------------------------------------------------------
Net asset value                               $3,358    $2,158    $1,467      $987      $959     $852      $424
Units outstanding (000's)                    202,039   188,804   182,777   126,444   111,692   72,524    53,607
----------------------------------------------------------------------------------------------------------------
NAV per unit                                  $16.62    $11.43     $8.03     $7.81     $8.59   $11.74     $7.92
================================================================================================================

(a) Proved plus Probable in 2003, 2004 and 2005 is estimated in accordance with NI 51-101 while in prior years it represents Established reserves (which represents Proved plus Risked Probables)
(b) Commodity and foreign currency contracts were included in the value of Proved plus Probable reserves prior to 2004.

FINDING, DEVELOPMENT AND ACQUISITION (FD&A) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, ARC has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.


FINDING AND DEVELOPMENT COSTS (F&D)

During 2005 ARC spent $269 million of capital on exploration and development activities, which added 15 MMboe of proved and 16 MMboe of proved plus probable reserves (including revisions). These activities replaced 76 per cent of ARC's 2005 production. In total, ARC drilled 250 operated wells with a 99 per cent drilling success rate.

The most active areas were in ARC's shallow gas regions in southeastern Alberta and southwestern Saskatchewan where 157 successful gas wells were drilled. Gas drilling activity was significant in the Northern Alberta core area with the drilling of five vertical wells and ARC's first successful horizontal gas well in the Dawson area, which will lead to numerous future opportunities. As well in the North ARC drilled three successful multi-zone gas wells in the Pouce Coupe area.

News Release - February 8, 2006
Page 7
------------------------------------------------------------------------------
ARC continued the development of several significant oil fields. The largest program was at Ante Creek where 17 wells were drilled proving up additional reserves and adding to the inventory of low risk future infill drilling locations. In Southeast Saskatchewan at Lougheed, seven horizontal and one vertical oil wells were drilled, with numerous other wells drilled in ARC operated fields throughout the area. During 2005 ARC installed, implemented and commenced its waterflood in the Cranberry Slave Point D pool at Prestville.

ARC's non-operated properties saw significant development activities especially Southeast Saskatchewan with the commencement of a commercial scale CO2 enhanced oil recovery project at Midale as well as continued infill drilling and a slated expansion for the Weyburn Unit CO2 commercial enhanced oil recovery project.

Excluding FDC, ARC's proved plus probable F&D costs for 2005 were $17.26 per boe. On a proved basis, ARC's F&D costs were $18.05 per boe.

ACQUISITIONS AND DISPOSITIONS

ARC was very active on the acquisition front during 2005 spending $598 million to purchase 48 MMboe of proved plus probable reserves. ARC's acquisitions were primarily focused on adding to our Pembina and Southeast Saskatchewan core areas. The major strategic acquisition was the purchase of a 45.57 per cent working interest from Imperial Oil Resources and ExxonMobil Canada Energy in the North Pembina Cardium Unit No. 1 ("NPCU").

A principal interest in the Redwater oil field in central Alberta was also acquired from Imperial Oil Resources. This acquisition met our objectives of adding long-term, stable producing assets to our existing high quality asset base. The big prize is the remaining oil in the reservoir that was not included in our reserve assessment and we will strive to translate that potential into added value.

As part of its active asset management program, ARC took advantage of the strong demand for producing assets by disposing of a few minor properties that no longer met the long-term needs of the Trust. The properties were sold to consolidate ARC's asset base, reduce future abandonment obligations, decrease corporate operating costs and exit an area with limited future development opportunities.

FINDING DEVELOPMENT AND ACQUISITION COSTS (FD&A)

Incorporating the net acquisitions during the year, ARC's proved FD&A costs excluding FDC were $15.60 per boe while proved plus probable FD&A costs were $13.64 per boe.

FUTURE DEVELOPMENT CAPITAL (FDC)

NI 51-101 requires that FD&A costs be calculated including changes in FDC. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production. The current high level of activity has resulted in increased capital costs throughout the industry that are now reflected in the estimates of future development costs effective December 31, 2005.

News Release - February 8, 2006
Page 8
-------------------------------------------------------------------------------------------------------------------
FD&A COSTS - COMPANY INTEREST RESERVES(2)
                                                                                                        Proved plus
                                                                                         Proved            Probable
-------------------------------------------------------------------------------------------------------------------
FD&A COSTS EXCLUDING FUTURE DEVELOPMENT CAPITAL
Exploration and Development Capital Expenditures - $thousands                          $268,834            $268,834
Exploration and Development Reserve Additions Including Revisions - mboe                 14,892              15,573
Finding and Development Cost - $/boe                                                     $18.05              $17.26
Three Year Average F&D Cost - $/boe                                                      $15.18              $12.76

Net Acquisition Capital - $thousands                                                   $598,269            $598,269
Net Acquisition Reserve Additions - mboe                                                 40,702              47,983
Net Acquisition Cost - $/boe                                                             $14.70              $12.47
Three Year Average Net Acquisition Cost - $/boe                                          $12.48              $10.24

Total Capital Expenditures including Net Acquisitions - $thousands                     $867,103            $867,103
Reserve Additions including Net Acquisitions - mboe                                      55,594              63,556
Finding Development and Acquisition Cost - $/boe                                         $15.60              $13.64
Three Year Average FD&A Cost - $/boe                                                     $13.30              $11.00

FD&A COSTS  INCLUDING FUTURE DEVELOPMENT CAPITAL
Exploration and Development Capital Expenditures - $thousands                          $268,834            $268,834
Exploration and Development Change in FDC -$thousands  $41,639                          $79,197
Exploration and Development Capital Including Change In FDC- $thousands                $310,473            $348,031
Exploration and Development Reserve Additions Including Revisions - mboe                 14,892              15,573
Finding and Development Cost - $/boe                                                     $20.85              $22.35
Three Year Average F&D Cost - $/boe                                                      $17.64              $16.51

Net Acquisition Capital - $thousands                                                   $598,269            $598,269
Net Acquisition FDC - $thousands                                                        $72,200             $76,160
Net Acquisition Capital Including FDC - $thousands                                     $670,469            $674,429
Net Acquisition Reserve Additions - mboe                                                 40,702              47,983
Net Acquisition Cost - $/boe                                                             $16.47              $14.06
Three Year Average Net Acquisition Cost - $/boe                                          $14.63              $12.36

Total Capital Expenditures including Net Acquisitions - $thousands                     $867,103            $867,103
Total Change in FDC  -$thousands                                                       $113,839            $155,357
Total Capital Including Change in FDC - $thousands                                     $980,942          $1,022,460
Reserve Additions including Net Acquisitions - mboe                                      55,594              63,556
Finding Development and Acquisition Cost Including FDC- $/boe                            $17.64              $16.09
Three Year Average FD&A Cost Including FDC- $/boe                                        $15.45              $13.50
===================================================================================================================

-------------------
(2) In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions. BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 8, 2006
Page 9
----------------------------------------------------------------------------------------------------------------------
HISTORIC COMPANY INTEREST PROVED FD&A COSTS
----------------------------------------------------------------------------------------------------------------------
                                             2005        2004       2003       2002       2001        2000       1999
----------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                  $15.60      $16.53     $10.78      $8.87     $11.35       $5.73      $5.86
Three year average FD&A excluding FDC      $13.30      $11.05     $10.69      $9.07      $8.06       $5.68      $5.76
----------------------------------------------------------------------------------------------------------------------

Annual FD&A including FDC                  $17.64      $20.46     $12.66     $10.03     $11.93       $7.56      $6.78
Three year average FD&A including FDC      $15.45      $13.02     $11.96     $10.16      $9.09       $7.15      $6.64
======================================================================================================================

HISTORIC COMPANY INTEREST PROVED PLUS PROBABLE FD&A COSTS
----------------------------------------------------------------------------------------------------------------------
                                             2005        2004       2003       2002       2001        2000       1999
----------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                  $13.64      $13.76      $8.50      $9.27      $9.75       $5.16      $4.86
Three Year Average FD&A excluding FDC      $11.00       $9.30      $9.07      $8.21      $6.94       $4.95      $4.87
----------------------------------------------------------------------------------------------------------------------
Annual FD&A including FDC                  $16.09      $19.14     $10.54     $10.79     $10.41       $7.21      $5.77
Three Year Average FD&A including FDC      $13.50      $11.65     $10.52      $9.46      $8.04       $6.54      $5.81
======================================================================================================================

News Release - February 8, 2006
Page 10
----------------------------------------------------------------------------------------------------------------------
RESERVES RECONCILIATION
NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)

                                       Light and       Heavy        Total
                                    Medium Crude   Crude Oil        Crude      NGL's     Natural Gas   Oil Equivalent
                                       Oil (mbbl)      (mbbl)    Oil mbbl)     (mbbl)           (bcf)      2005 (mboe)
----------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                           57,234       2,862       60,096      6,911           369.0          128,508
  Exploration Discoveries                   (210)        210            0         44             4.0              719
  Drilling Extensions                        606           0          606        176             7.0            1,944
  Improved Recovery                          822           0          822        110             3.5            1,518
  Infill Drilling                          1,781          41        1,822        259            25.6            6,343
  Technical Revisions                      2,060        (130)       1,930       (12)             5.8            2,877
  Acquisitions                            31,793           0       31,793        957            12.2           34,790
  Dispositions                              (302)          0         (302)       (42)           (0.9)            (490)
  Economic Factors                         1,060         147        1,207         32             4.1            1,923
  Production                              (6,761)       (406)      (7,167)    (1,077)          (50.3)         (16,624)
CLOSING BALANCE                           88,083       2,725       90,807      7,358           380.1          161,509
----------------------------------------------------------------------------------------------------------------------
TOTAL PROVED
OPENING BALANCE                           70,388       2,952       73,340      8,251           485.4          162,488
  Exploration Discoveries                  (154)         154            0         42             3.4              616
  Drilling Extensions                        439           0          439        225            11.5            2,584
  Improved Recovery                          666           0          666        176             3.8            1,471
  Infill Drilling                          2,146          41        2,187        189            13.9            4,698
  Technical Revisions                        329       (158)          171       (201)            5.4              866
  Acquisitions                            34,200           0       34,200      1,035            13.0           37,395
  Dispositions                              (357)          0         (357)       (42)           (0.9)            (548)
  Economic Factors                           780         175          954         24             4.3            1,691
  Production                              (6,761)       (406)      (7,167)    (1,077)          (50.3)         (16,624)
CLOSING BALANCE                          101,674       2,758      104,432      8,621           489.5          194,636
----------------------------------------------------------------------------------------------------------------------
PROBABLE
OPENING BALANCE                           20,593         782       21,375      1,992           111.0           41,869
  Exploration Discoveries                     61         (61)           0         10             1.1              193
  Drilling Extensions                         49           0           49        104             8.5            1,565
  Improved Recovery                            4           0            4         17             0.5              109
  Infill Drilling                            726         (23)         703         73             1.6            1,049
  Technical Revisions                       (973)        (14)        (987)      (263)           (5.7)          (2,203)
  Acquisitions                             6,191           0        6,191        178             2.2            6,740
  Dispositions                               (59)          0          (59)        (9)           (0.2)            (101)
  Economic Factors                          (452)         15         (437)        (9)            0.4             (374)
  Production                                   0           0            0          0             0.0                -
CLOSING BALANCE                           26,139         699       26,839      2,093           119.5           48,846
----------------------------------------------------------------------------------------------------------------------
PROVED PLUS PROBABLE
OPENING BALANCE                           90,981       3,734       94,715     10,243           596.4          204,357
  Exploration Discoveries                    (93)         93            0         52             4.5              808
  Drilling Extensions                        488           0          488        329            20.0            4,149
  Improved Recovery                          669           0          669        193             4.3            1,580
  Infill Drilling                          2,872          18        2,890        262            15.6            5,747
  Technical Revisions                       (645)       (171)        (816)      (465)           (0.3)          (1,337)
  Acquisitions                            40,390           0       40,390      1,212            15.2           44,134
  Dispositions                              (416)          0         (416)       (51)           (1.1)            (649)
  Economic Factors                           328         190          517         15             4.7            1,317
  Production                              (6,761)       (406)      (7,167)    (1,077)          (50.3)         (16,624)
CLOSING BALANCE                          127,813       3,458      131,271     10,713           609.0          243,482
----------------------------------------------------------------------------------------------------------------------

News Release - February 8, 2006
Page 11
--------------------------------------------------------------------------------------------------
FD&A COSTS - GROSS INTEREST RESERVES

                                                                                       Proved plus
                                                                        Proved            Probable
--------------------------------------------------------------------------------------------------
NI 51-101 CALCULATION INCLUDING FUTURE DEVELOPMENT CAPITAL
Capital Expenditures excluding Net Acquisitions - $thousands          $268,834            $268,834
Net Change in FDC excluding Net Acquisitions -$thousands               $41,639             $79,197
Total Capital including FDC- $thousands                               $310,473            $348,031
Reserve additions excluding Net Acquisitions - mboe                     14,598              15,292
Finding and Development Cost - $/boe                                    $21.27              $22.76
Three Year Average F&D Cost - $/boe                                     $17.96              $16.68

Capital Expenditures including net acquisitions - $thousands          $867,103            $867,103
Net Change in FDC including net acquisitions -$thousands              $113,839            $155,357
Total Capital - $thousands                                            $980,942          $1,022,460
Reserve additions including net acquisitions - mboe                     55,069              62,963
Finding Development and Acquisition Cost - $/boe                        $17.81              $16.24
Three Year Average FD&A Cost - $/boe                                    $15.74              $13.73
==================================================================================================

HISTORIC GROSS INTEREST PROVED FD&A COSTS
------------------------------------------------------------------------------------
                                             2005        2004       2003       2002
------------------------------------------------------------------------------------
Annual FD&A including FDC                  $17.81      $21.27     $12.95     $10.97
Three year average FD&A including FDC      $15.74      $13.54        n/a        n/a
====================================================================================

HISTORIC GROSS INTEREST PROVED PLUS PROBABLE FD&A COSTS
------------------------------------------------------------------------------------
                                             2005        2004       2003       2002
------------------------------------------------------------------------------------
Annual FD&A including FDC                  $16.24      $19.74     $10.74     $12.06
Three Year Average FD&A including FDC      $13.73      $12.09        n/a        n/a
====================================================================================

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6 billion. The Trust currently has an interest in oil and gas production of approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2006 and beyond; the sources, deployment and allocation of expected capital in 2006; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website
                       www.arcresources.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
    Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
            Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9